

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 5, 2007

Mr. John M. Morphy
Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625-2396

        RE: Paychex, Inc.
                Form 10-K for the fiscal year ended May 31, 2006
                Filed July 21, 2006
                File #0-11330

Dear Mr. Morphy:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

                        Sincerely,

                        John Cash
                        Accounting Branch Chief